SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. ___)

ARMSTRONG WORLD INDUSTRIES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
04247X102
(CUSIP Number)
August 26, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102
1.Names of Reporting Persons. The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3.SEC Use Only
4.Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power 9,533,118
6.Shared Voting Power 0
7.Sole Dispositive Power 9,533,118
8.Shared Dispositive Power 0
9.Aggregate Amount Beneficially Owned by Each Reporting Person 9,533,118
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.Percent of Class Represented by Amount in Row 9 17.38%
12.Type of Reporting Person (See Instructions) OO

Introductory Note

This Schedule 13G amends and supplements the Schedule 13D (as amended by Amendment Nos. 1, 2, 3, 4 and 5, the "Schedule 13D") filed by The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust on August 11, 2009 with respect to its ownership of shares of common stock, par value $0.01 per share, of Armstrong World Industries, Inc., a Pennsylvania corporation.
All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 1(a).	Name of Issuer:

Armstrong World Industries, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

P.O. Box 3001
Lancaster, Pennsylvania 17604

Item 2(a).	Name of Person Filing:

The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Edward E. Steiner
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202

Item 2(c).	Citizenship:

The Trust is a statutory trust formed under the laws of the state of Delaware.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

04247X102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)Amount beneficially owned: 9,533,118

(b)Percent of class: 17.38%

(c)Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 9,533,118

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 9,533,118

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            August 28, 2014

THE ARMSTRONG WORLD INDUSTRIES, INC.
 ASBESTOS PERSONAL INJURY SETTLEMENT TRUST

/s/ Harry Huge
Harry Huge, Managing Trustee